Issuer Free Writing Prospectus, dated June 17, 2019

Filed pursuant to Rule 433 under the Securities Act of 1933

Supplementing the Preliminary Prospectus Supplement, dated June 17, 2019

Registration Statement No. 333-213088

Cabot Corporation

Pricing Term Sheet

$300,000,000 4.000% Senior Notes due 2029

Issuer:	Cabot Corporation

Security Type:	Senior Unsecured Notes

Principal Amount:	$300,000,000

Maturity Date:	July 1, 2029

Coupon:	4.000%

Price to Public:	99.704%

Yield to Maturity:	4.036%

Benchmark Treasury:	2.375% due May 15, 2029

Benchmark Treasury Yield:	2.086%

Re-Offer Spread to Benchmark Treasury:	+195 bps

Interest Payment Dates:	January 1 and July 1, commencing January 1, 2020 (long first coupon)

Denominations:	$2,000 and integral multiples of $1,000 in excess thereof

Optional Redemption:	Prior to April 1, 2029 (three months prior to maturity): redeemable at Issuer’s option, in whole or in part, at a redemption price equal to 100% principal amount, plus a “make-whole” premium at a discount rate of Treasury plus 30 bps, plus accrued and unpaid interest, if any, to, but excluding, the redemption date.

On or after April 1, 2029 (three months prior to maturity): redeemable at Issuer’s option, in whole or in part, at a redemption price equal to 100% principal amount, plus accrued and unpaid interest, if any, to, but excluding, the redemption date.

Settlement Date:	June 20, 2019 (T+3)

Delivery of the notes is expected to be made against payment for the notes on June 20, 2019, which will be the third business day following the date hereof (this settlement cycle being referred to as “T+3”). Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes on any date prior to the second business day before delivery will be required, by virtue of the fact that the notes initially will settle in three business days (T+3), to specify alternate settlement arrangements at the time of any such trade to prevent a failed settlement. Purchasers of the notes who wish to trade the notes on any date prior to the second business day before delivery should consult their own advisers.

Legal Format:	SEC registered

Change of Control Triggering Event:	Upon a Change of Control Triggering Event, holders may cause Issuer to repurchase the notes at 101% of their face amount, plus accrued and unpaid interest, if any, to, but excluding, the repurchase date.

CUSIP/ISIN:	127055AL5 / US127055AL59

Expected Ratings (Moody’s / S&P)*:	Baa2 / BBB

Joint Book-Running Managers:	Citigroup Global Markets Inc. J.P. Morgan Securities LLC U.S. Bancorp Investments, Inc.

Senior Co-Managers:	Mizuho Securities USA Inc. PNC Capital Markets LLC TD Securities (USA) LLC Wells Fargo Securities, LLC BofA Securities, Inc. Citizens Capital Markets, Inc.

This communication is intended for the sole use of the person to whom it is provided by us.

(*)    An explanation of the significance of ratings may be obtained from the rating agencies. Generally, rating agencies base their ratings on such material and information, and such of their own investigations, studies and assumptions, as they deem appropriate. The rating of the notes should be evaluated independently from similar ratings of other securities. A credit rating of a security is not a recommendation to buy, sell or hold securities and may be subject to review, revision, suspension, reduction or withdrawal at any time by the assigning rating agency.

The Issuer has filed a registration statement (including a prospectus) and a prospectus supplement with the U.S. Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus supplement for this offering, the prospectus in that registration statement and the documents the Issuer has filed with the SEC that are incorporated by reference in the foregoing for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at http://www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you copies of the prospectus supplement and prospectus if you request them by calling Citigroup Global Markets Inc. toll-free at (800) 831-9146, J.P. Morgan Securities LLC collect at (212) 834-4533 or U.S. Bancorp Investments, Inc. toll-free at (877) 558-2607.

This pricing term sheet supplements the preliminary form of prospectus supplement issued by Cabot Corporation on June 17, 2019 relating to the prospectus dated August 11, 2016.

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